04016607

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 27 2004 WASHINGTON DC 155 SECTION

SEC FILE NUMBER
8- 26825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMONWEALTH CHURCH FINANCE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 JONESBORO ROAD
(No. and Street)

MC DONOUGH (City) GEORGIA (State) 30253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GAMEL, JACK F.
(Name – *if individual, state last, first, middle name*)

8218 DURALEE LANE (Address) DOUGLASVILLE (City) GA (State) 30134 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 10 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. DAVID TURNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH CHURCH FINANCE, INC., as of JUNE 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public Notary Public, Spalding County, Georgia
My Commission Expires Nov. 4, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renee Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

The Audit Committee
Commonwealth Church Finance, Inc.
677 Jonesboro Road
McDonough, Georgia 30253

We have audited the accompanying focus report of Commonwealth Church Finance, Inc. as of June 30, 2004, which includes the statement of financial condition and the related statements of net capital, income, and changes in ownership equity for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Church Finance, Inc. as of June 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Jack F. Gamel, CPA, P.C.

August 23, 2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: COMMONWEALTH CHURCH FINANCE, INC. [13]

SEC FILE NO.: 8-26825 [14]

FIRM I.D. NO.: 58-1450538 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

677 JONESBORO ROAD [20]
(No. and Street)

MCDONOUGH [21] GEORGIA [22] 30253 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 07/01/03 [24]

AND ENDING (MM/DD/YY): 06/30/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — **(Area Code) — Telephone No.**

A. DAVID TURNER [30]   678-583-9760 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: / OFFICIAL USE

	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the 23RD day of AUGUST 20 04

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GAMEL, JACK F [70]

ADDRESS

8218 DURALEE LANE [71]	DOUGLASVILLE [72]	GEORGIA [73]	30134 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
COMMONWEALTH CHURCH FINANCE, INC. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 06/30/04 [99]
SEC FILE NO. 8-26825 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 195,245	200			$ 195,245	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers	118,755	355	49,681	600	168,436	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments *not readily marketable:*						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	16,782	680	16,782	920
11. Other assets		535	49,391	735	49,391	930
12. TOTAL ASSETS	$ 314,000	540	$ 115,854	740	$ 429,854	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COMMONWEALTH CHURCH FINANCE, INC. as of 06/30/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other [10]		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	197,240	1205		1385	197,240	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 [12]		1390 [14]		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [9] $ 970						
2. includes equity subordination (15c3-1(d)) of . . . $ 980						
B. Securities borrowings, at market value from outsiders $ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ 1000						
2. includes equity subordination (15c3-1(d)) of . . . $ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 197,240	1230	$	1450	$ 197240	1760

Ownership Equity

		Total	
21. Sole Proprietorship	[15]	$	1770
22. Partnership (limited partners)	[11] ($ 1020)		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		21,000	1792
C. Additional paid-in capital		5,937	1793
D. Retained earnings		205,677	1794
E. Total		232,614	1795
F. Less capital stock in treasury	[16]	( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 232,614	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 429,854	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COMMONWEALTH CHURCH FINANCE, INC. as of 06/30/04

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition				$ 232,614	3480
2. Deduct ownership equity not allowable for Net Capital			19	( )	3490
3. Total ownership equity qualified for Net Capital				232,614	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 232,614	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17	$ 115,854	3540		
B. Secured demand note delinquency			3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
D. Other deductions and/or charges			3610	(115,854)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			20	$ 116,760	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. *Contractual securities commitments*		$	3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted securities	18		3735		
2. Debt securities			3733		
3. Options			3730		
4. Other securities			3734		
D. Undue Concentration			3650		
E. Other (List)			3736	( )	3740
10. Net Capital				$ 116,760	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COMMONWEALTH CHURCH FINANCE, INC. as of 06/30/04

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	13,156	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	13,156	3760
14. Excess net capital (line 10 less 13)	$	103,604	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	97,036	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	197,240	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	197,240	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	168	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	45	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COMMONWEALTH CHURCH FINANCE, INC.

For the period (MMDDYY) from 24 070103 [3932] to 063004 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions		25	3938
c. All other securities commissions		1,220,850	3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups		26	3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		221,766	3975
8. Other revenue		1,083,394	3995
9. Total revenue		$ 2,526,010	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		595,688	4120
11. Other employee compensation and benefits		837,431	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		10,723	4195
15. Other expenses		1,051,349	4100
16. Total expenses		$ 2,495,191	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 30,819	4210
18. Provision for Federal income taxes (for parent only)		28	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)		(52,000)	4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (21,181)	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 290,837	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COMMONWEALTH CHURCH FINANCE, INC.

For the period (MMDDYY) from 070103 to 063004

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 273,220	4240
A. Net income (loss)		(21,181)	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of DIVIDENDS PAID	$ 19,425 [4272])	(19,425)	4270
2. Balance, end of period (From item 1800)		$ 232,614	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER COMMONWEALTH CHURCH FINANCE, INC. as of 06/30/04

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renee Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

The Stockholders and Board of Directors
Commonwealth Church Finance, Inc.
677 Jonesboro Road
McDonough, Georgia 30253

In planning and performing our audit of the financial statements of Commonwealth Church Finance, Inc. for the year ended June 30, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(I) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Commonwealth Church Finance, Inc. that we consider relevant to the objectives stated in Rule 17a-3(II). We did not review the practices and procedures followed by the company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation R of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of the internal control structure would not necessarily disclose matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. No facts came to our attention which would indicate the company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Jack F. Gamel, CPA P.C.

August 23, 2004

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renee Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

COMMONWEALTH CHURCH FINANCE, INC.
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2004
Schedule to Form X-17A, Part III, Page 2(g)

Shareholder's Equity	$ 232,614
Less:	
Net equipment	16,782
Accounts receivable	49,681
Prepaid income taxes	46,600
Other assets	2,791
	115,854
Net capital	116,760
Required capital	13,156
Excess net capital	$ 103,604

Jack F. Gamel, CPA, P.C.

August 23, 2004

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Rente Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

COMMONWEALTH CHURCH FINANCE, INC.
NON-ALLOWABLE ASSETS FOR NET CAPITAL COMPUTATION
AS OF JUNE 30, 2004

Pursuant to Rule 17a-d(d) I offer the following list of non-allowable assets:

Cash on hand and deposits		$ 2,791
Accrued income		49,681
Prepaid income taxes		46,600
Furniture and equipment	87,510	
Less: Accumulated depreciation	70,728	16,782
Total non-allowable assets		$115,854

Jack F. Gamel, CPA, P.C.

August 23, 2004

Jack F. Gamel, P.C.
Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renée Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

COMMONWEALTH CHURCH FINANCE, INC.
MATERIAL INADEQUACIES
AS OF JUNE 30, 2004

Pursuant to section 17 of the Securities Exchange Act of 1934 and Rule 17a-5, Part III, Page 2(n):

Total assets, audited			$ 429,854
Plus:	Prepaid income taxes	$ 38,256	
	Tentative income tax refunds	8,344	46,600
Total assets, unaudited			$ 383,254
Ending ownership equity, audited			$ 232,614
Plus:	Accrued expenses	$ 3,066	
	Legal settlement	52,000	
			287,680
Less:	Tentative income tax refunds		(8,344)
Ending ownership equity, unaudited			$ 279,336

Jack F. Gamel, CPA, P.C.

August 23, 2004

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renee Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

COMMONWEALTH CHURCH FINANCE, INC.
RECONCILIATION OF AUDITED NET CAPITAL AND
BROKER/DEALER UNAUDITED NET CAPITAL
AS OF JUNE 30, 2004

Net capital, audited		$ 116,760
Plus: Accrued expenses	$ 3,066	
Prepaid income taxes	46,600	
Legal settlement	52,000	101,666
Less: Tentative income tax refunds		(8,344)
Net capital, unaudited		$ 210,082

Pursuant to the Securities and Exchange Commission Rule 17a-5(d)(1) I state the following:

The difference found to have existed between the audited computation of net capital and the broker/dealer's corresponding unaudited part IIA was due to an adjustment to accrued expenses, a reclassification of prepaid income taxes to a non-allowable asset, and an adjustment for income tax refunds from net operating loss carry back.

Jack F. Gamel, CPA, P.C.

August 23, 2004

SEC MAIL PROCESSING RECEIVED AUG 27 2004 WASH. D.C. 155 SECTION

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE FINANCIAL STATEMENTS
JUNE 30, 2004 AND 2003

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Lee Renée Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

The Audit Committee
Commonwealth Church Finance, Inc.
677 Jonesboro Road
McDonough, Georgia 30253

We have audited the accompanying comparative balance sheets of Commonwealth Church Finance, Inc. as of June 30, 2004 and 2003, and the related statements of income, retained earnings, and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on out audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Church Finance, Inc. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Jack F. Gamel, CPA., P.C.

August 23, 2004

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE BALANCE SHEETS
JUNE 30, 2004 AND 2003

ASSETS

	2004	2003
Current assets:		
Petty cash	$ 200	$ 200
Cash in bank accounts	195,245	274,601
Accrued income	131,192	158,021
Notes receivable	37,244	0
Prepaid income taxes	46,600	0
Total current assets	410,481	432,822
Fixed assets:		
Property and equipment	87,510	102,469
Less accumulated depreciation	70,728	82,514
	16,782	19,955
Other assets:		
Deposits	2,591	2,591
	2,591	2,591
	$ 429,854	$ 455,368

LIABILITIES AND SHAREHOLDER'S EQUITY

	2004	2003
Current liabilities:		
Accrued expenses	$ 197,240	$ 147,291
Income taxes payable	0	34,857
Total current liabilities	197,240	182,148
Shareholder's equity:		
Common stock, no par, 100,000 shares authorized, 37,000 shares issued and outstanding	21,000	21,000
Paid-in-capital	5,937	5,937
Retained earnings	205,677	246,283
	232,614	273,220
	$ 429,854	$ 455,368

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	2004	2003
Revenue, net of returns	$ 2,515,336	$ 3,015,427
Expenses:		
Salaries - officers	595,688	511,924
Salaries	758,818	923,837
Payroll service	124,489	272,375
Commissions	391,666	594,531
Labor	8,750	13,054
Advertising	2,382	930
Automotive	61,129	42,153
Bonds	225	1,380
Contributions	200	0
Credit reporting	3,290	0
Depreciation	2,594	5,985
Directors fees	120,000	50,000
Dues and subscriptions	10,844	18,019
Equipment maintenance and rental	58,983	43,373
Filing fees	10,723	7,905
Insurance	12,322	24,511
Legal and accounting	36,841	24,146
Miscellaneous	3,111	41,952
Office expense	22,242	27,077
Postage and freight	24,994	29,073
Printing	5,322	23,788
Rent	72,000	68,000
Software maintenance	7,591	13,228
Taxes and licenses	7,767	1,293
Telephone	24,999	27,894
Trade shows and conventions	9,167	2,692
Training	48,717	74,509
Travel and entertainment	59,915	45,495
Utilities	4,963	5,049
	2,489,731	2,894,173
Operating income (loss)	$ 25,605	$ 121,254

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

	2004	2003
Other income (expenses):		
Interest income	$ 2,330	$ 817
Loss on abandoned assets	(5,460)	0
	(3,130)	817
Income (loss) before taxes and extraordinary items	22,475	122,071
Provision for income tax refunds (expenses):		
Refunds	8,344	0
Expenses	0	(44,334)
	8,344	(44,334)
Income (loss) before extraordinary items	30,819	77,737
Extraordinary item - legal settlement (Note 2)	(52,000)	0
Net income (loss)	(21,181)	77,737
Retained earnings, beginning	246,283	168,546
Less: Dividends paid	(19,425)	0
	226,858	168,546
Retained earnings, ending	$ 205,677	$ 246,283

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

		2004	2003
Cash flows from operating activities:			
Net income (loss)		$ (21,181)	$ 77,737
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation		2,594	5,985
Changes in operating assets and liabilities:			
Accrued income		26,829	(137,367)
Notes receivable		(37,244)	0
Prepaid expenses		0	3,661
Income taxes payable		(81,457)	39,190
Legal settlement	(Note 2)	52,000	0
Accrued liabilities		49,949	110,054
Net cash provided by (used in) operating activities		(8,509)	99,260
Cash flows from investing activities:			
Loss on abandoned assets		6,716	0
Purchase of office equipment		(6,138)	0
Net cash used in investing activities		578	0
Cash flows from financing activities:			
Dividends paid		(19,425)	0
Net cash used in financing activvities		(19,425)	0
Net increase (decrease) in cash		$ (27,356)	$ 99,260

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

1. Summary of significant accounting policies:

Operation:

The Company is organized to do business as a securities broker-dealer, the primary purpose of whish is to service Church bond sales.

Depreciable assets:
Depreciable assets are stated at cost.

Depreciation:

The Company provides for depreciation over the useful lives of the assets on a straight-line method and on the accelerated method of recovery pursuant to the Internal Revenue Service regulations.

2. Commitments and contingent liabilities:

The company leases office space from Turner, Unruh, North and Seigel Rental, a partnership 100% owned by the shareholders of Commonwealth Church Finance, Inc. The lease is a long-term lease.

The Company leases office equipment and vehicles for $6,070.94 per month.

Legal settlement in principal has been reached among all parties of lawsuit. The litigation will be dismissed following payment of $52,000.00 by Commonwealth Church Finance, Inc. which has been accrued and is reflected in these financial statements.